Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Quebec, J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces That Its Joint Venture Greenpac

Successfully Refinanced Its Debt

KINGSEY FALLS, QC, May 6th, 2016 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces that the Greenpac Mill located in Niagara Falls, NY, a company created in partnership with the Caisse de dépôt et de placement du Québec, Jamestown Container and Containerboard Partners, has successfully refinanced its bank debt.

The refinancing was completed with Wells Fargo, M&T Bank and Bank of America acting as co-lead arrangers and Export Development Canada as member of the banking syndicate. The $245M debt package includes a $195M term loan and an authorized revolving credit facility of $50M. The five-year agreement will allow the mill to reduce its financing costs by approximately 225 basis points.

“Today’s announcement is excellent news, as it will give us increased flexibility to successfully address future market fluctuations, and will improve Greenpac’s financial situation, considering that 65% of the term loan principal is payable at the end of the term only. In addition, the new conditions will remove certain constraints relating to the construction of the mill that had been included in the previous agreement negotiated in 2011. We would like to thank our financial partners for their ongoing support,” commented Cascades’ Chief Financial Officer Allan Hogg.

Considered the most advanced facility of its kind in North America, the Greenpac Mill manufactures a lightweight linerboard, made with 100% recycled fibres, on a machine with an annual production capacity of 540,000 short tons. Built and operated by Norampac, a division of Cascades, the Greenpac Mill has 135 employees. Since the mill’s start-up in July 2013, demand for its innovative products has exceeded expectations. Thanks to a combination of the latest paper production technologies, Greenpac XP, a new type of recycled linerboard, sets itself apart with its superior strength and unparalleled print quality, while maintaining a lower basis weight than conventional linerboards.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President Communications and Public Affairs Cascades Inc. 819 363-5164 hugo_damours@cascades.com	Investors Allan Hogg Vice-President and Chief Financial Officer Cascades Inc. 819 363-5100

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